UPRIGHT INVESTMENT TRUST

Board Meeting

Review of Operations from April to August 15, 2009

Attendees :

David Chiueh, Wellman Wu, Carol Jou

Date :

August 15, 2009 from 10am to 12pm

Internal Control

1.

As a follow-up from last quarterly meeting, the Advisor reported that all Davis’s accounts except #5471-9427 are confirmed to be managed by other fund managers thus there is no conflict of interest.

The #5471-9427 account, however, is managed by Davis and for future transactions, he must obtain approval from the Advisor / Compliance Officer to ensure ethics and compliance.

2.

The Board appointed David Chiueh and his management team to renew the contract with Traveler for Fidelity Bond.

3.

Board reviewed the Fidelity Bond Purchase.  The changes in the policy from the previous year are bolded below:

A.

Fidelity:  Limited liability is $175,000.  Deductible amount is zero.

B.

Audit expense: Limited is $50,000.  Deductible is $5,000.  Management requested to reduce the deductible, however, the insurance company, Traveler indicated $5,000 is the minimum.

C.

Premises:  Limited is $175,000.  Deductible is $15,000.

D.

Transit: Limited is $175,000.  Deductible is $15,000.

E.

Forgery Alternation:  Limited is $175,000.  Deductible is $15,000.

F.

Securities:  Limited is $175,000.  Deductible is $15,000.

G.

Counterfeit currency:  Limited is $175,000.  Deductible is $15,000.

H.

Stop Payment: Limited is $25,000.  Deductible is $5,000.  Management Team requested to reduce Deductible, however, Traveler indicated $5,000 is the minimum.

I.

Uncorrectable item deposit: Limited is $50,000.  Deductible is $5,000.

Board inquired whether the limited amounts should be decreased because the risk is low.  The deductible shall then be decreased accordingly.  The goal is, under the same budget, to lower the deductible.  For example, on Item C, Premises, the chance of office equipment loss is extremely low.  Hence, the covered amount shall be decreased to reduce premium.

Board asked whether personal injury on premises is covered.  The adviser researched the policy details and indicated that personal liability is not covered.

Board asked what is insured under Item D Transit.  “… including Electronic Representations of such instruments enumerated above (but excluding all data processing records) …”  Board asked to get more clarifications from Fidelity on the insured items.  This is a follow-up item for next quarter.

From item C. to G, the deductible is increased from $10,000 to $15,000.  Keeping a lower deductible will result the premium increase of $140 annual.  The board approved the deductible increase in order to maintain a lower premium at $1370 vs $1510.

Board inquired if the insured amount can be decreased for Item G, Counterfeit currency.  Upright operates almost solely with personal or bank check, and electronic fund transfers.  There is almost no risk of transact with cash thus the counterfeit currency exposure is extremely minimum.

4.

The Board reviewed and approved the semi-annual report.

5.

The Board approved the renewal of NJ’s and Georgia’s licenses.  The office has requested TA to execute the payment.  NJ’s renewal took effect in July and Georgia in September.

6.

The Board approved the office to assign Davis Lee to manage the Proxy filing of the Fund by the end of August.

Market Review

7.

Since the lowest point on March 9 to late July, the market turnaround has surprised.  The good and the bad.  The market is expected.  According to our analysis, there is 30-35% of cash reserved.  In January, there was 70% which is doubles the average.  The money is eventually going to be invested in the stock market.  Once the economic data becomes positive, it will trigger massive surge to the stock market.

8.

The traditional pullback season in September and October may or may not occur because this year’s stock market is unconventional.  If the economic indicator is positive, investor confidence will

9.

From January to August 15, SPX is up 11%.  Upright is up 30.75%.  Based on 1999 to 2003, after the tech bubble burst, Upright can surpass the SPX performance.  The Advisor remains cautious

10.

Early September, the management team plans to publish a newsletter to review and forecast the investment

                                                                                            /S/ Carol Jou

                                                                                           Trustee

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Liberty Mutual.

Bond No. 5076018

The Ohio Casualty Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called insured):
UPRIGHT INVESTMENT TRUST
Principal Address:
615 W MT PLEASANT AVE., LIVINGSTON, NJ 07039

Item 2. Bond Period: from 12:01 a.m. OCTOBER 1, 2009 (MONTH, DAY, YEAR) to 12:01 a.m. on OCTOBER 1, 2010 (MONTH, DAY, YEAR) standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $ 175,000

Item 4. Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $ 175,000

and the Single Loss Deductible is $ 15,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered".)

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--FORGERY OR ALTERATION	$ 175,000.00	$ 15,000.00
Insuring Agreement (E)--SECURITIES	$ 175,000.00	$ 15,000.00
Coverage on Partners	$ 175,000.00	$ 15,000.00
Optional Insuring Agreements and Coverages:		
EXTORION-THREATS TO PERSONS COVERAGE	$ 50,000.00	$ 15,000.00
EXTORION-THREATS TO PROPERTY COVERAGE	$ 50,000.00	$ 15,000.00
COMPUTER SYSTEMS FRAUD COVERAGE	$ 175,000.00	$ 15,000.00

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F-4625, F-4773, F-4776, F-4831

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) such termination or cancelation to be effective as of the time this bond becomes effective.

Signed, sealed and dated ______

The Ohio Casualty Insurance Company

By ______
Authorized Representative

F-5179
TSB 5062b

Printed in U.S.A.

Copyright, The Surety Association of America, 1997